June 20, 2025

Curran Simpson
Chief Executive Officer
REGENXBIO Inc.
9804 Medical Center Drive
Rockville, MD 20850

       Re: REGENXBIO Inc.
           Registration Statement on Form S-3
           Filed June 13, 2025
           File No. 333-288053
Dear Curran Simpson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Matthew C. Franker, Esq.